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                             June 5, 2023

       Ameet Patel
       Principal Executive Officer
       Bally's Chicago, Inc.
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Chicago,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 9,
2023
                                                            CIK No. 0001935799

       Dear Ameet Patel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. We note the disclosure in the risk factor on page 48 that "under the Host Community
                                                        Agreement, we have
committed that 25% of our ownership interests will be owned by women, minority
individuals or minority-owned and controlled entities no later than
                                                        12 months following the
effective date of the agreement, or such later date as may be determined by the City
of Chicago." We note that the class A membership interests being offered in this
registration statement will equal 25% of the membership interests, with the additional 75% in class
B membership interests owned by Bally's. We also note transfer restrictions on page
118 consistent with the requirement from the Host Community
                                                        Agreement. To the
extent the class A membership interests being registered are subject to
 Ameet Patel
FirstName  LastNameAmeet   Patel
Bally's Chicago, Inc.
Comapany
June 5, 2023NameBally's Chicago, Inc.
June 5,
Page 2 2023 Page 2
FirstName LastName
         restrictions relating to the class of investors to whom such membership interests may be purchased, please provide clear disclosure throughout the prospectus, including cover page and plan of distribution and clearly discuss the risks associated with these restrictions, We may have further comment.
2. Please clarify the "certain other qualification criteria" relating to the transferability of the class A membership interests.
3. We note the statement that "we made a number of assumptions to determine the value of our Class A Interests." Please clarify whether you meant determining the "price" of the class A interests. If not, please advise.
4. Please clearly disclose any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. See Item 501(b)(8)(iii) of
         Regulation S-K.
Prospectus Summary, page 1

5.       Please clarify the timing for the opening of your temporary casino.
6. We note the examples provided on pages 14 and 15 show equal distributions to each class of interests and assume an equal amount of Class A-1, A-2, A-3 and A-4 Interests outstanding. Please confirm you plan to sell equal amounts of each class or provide examples of distributions when Class A-1, A-2, A-3 and A-4 Interests are not outstanding in equal amounts based, for example, on the amounts of each class you propose to sell.
7.       We note the statement on page 25 that    we cannot guarantee that we
will offer financing
         options to you similar to those being offered in this offering.
Please clearly disclose on
         the cover page and plan of distribution the financing options being offered in this offering.
Use of Proceeds, page 67

8. Please set forth the interest rate and maturity of the Intercompany Note. Refer to
         Instruction 4 to Item 504 of Regulation S-K.
Dividend Policy, page 68

9. Given the significant time to completion of the permanent casino, please clarify throughout the prospectus the estimated timing of commencing paying dividends.
Dilution, page 71

10. Given that this offering is on a best efforts basis, please provide the dilution information at varying levels of proceeds raised in this offering.
 Ameet Patel
FirstName  LastNameAmeet   Patel
Bally's Chicago, Inc.
Comapany
June 5, 2023NameBally's Chicago, Inc.
June 5,
Page 3 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

11. Please provide an expanded description of your plan of operations including your plans and timing to use the proceeds of your credit facility, the subordinated loans and monies received under the terms of the Oak Street Lease Agreement to finance the development of your casino properties.
12. Please describe the material terms of your credit facility and file it as an exhibit.
13. Please reconcile the statement on page 74 that "we will be required to use a large portion of our revenues to pay dividends to our shareholders in order for them to service the
         Subordinated Loans" with the dividend policy disclosure on page 68 which states you intend to issue dividends but you have not adopted a formal dividend policy and are not contractually obligated to pay dividends.
Business
Design and Construction, page 83

14. Please clarify the timeline and major milestones for the development and construction of your permanent resort and casino. We note your disclosure regarding Tribune vacating the site on or prior to July 5, 2024 yet you also state that you expect the permanent resort and casino to be completed by the end of 2026 and that you expect the permanent resort and casino to take approximately 36 months to complete from the time when construction commences. Thirty-six months from the July 5, 2024 date would be July 5, 2027. Please reconcile these statements.
15. Please clearly disclose the material terms of the Oak Street Lease Agreement, including the monthly or annual rent amount.
Host Community Agreement with the City of Chicago, page 88

16. Please provide an expanded description of the Host Community Agreement which addresses all the material terms of the agreement including, as examples, its term, the aggregate payments under the agreement and the amounts you will be required to have and maintain to fund all amounts necessary to allow you to complete your obligations under the agreement. Please file the Host Community Agreement as an exhibit. We may have further comments once we review the agreement.
Management, page 96

17. It appears you will provide additional disclosure regarding your management and directors. Please file material agreements with management and directors as exhibits including for example the offer letter with Ameet Patel and the indemnification agreements with your directors.
 Ameet Patel
FirstName  LastNameAmeet   Patel
Bally's Chicago, Inc.
Comapany
June 5, 2023NameBally's Chicago, Inc.
June 5,
Page 4 2023 Page 4
FirstName LastName
Transactions With Related Persons, page 105

18. For the intercompany note please disclose the interest rate. Please also clearly disclose the subordinated loans. See Item 404(a)(5) of Regulation S-K. Description of Ownership Interests, page 107

19. We note that you have 100 shares of common stock outstanding, as reflected in the financial statements. Please provide clear disclosure of what these membership interests represent and the rights and benefits as they relate to the common stock. For instance, clarify whether the common stock will be entitled to vote for directors, clarify how the common stock ownership features in the corporate structure as reflected on page 12, preferences in liquidation rights, etc. In addition, please clearly disclose those matters that would not be submitted to the membership interests for a vote, when they would vote with the common stock, and how such voting with common stock would be allocated.
20. Please reconcile the disclosure on page 110 that "our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms" with the disclosure on page 96 which
states "each director   s
         term will continue until the annual meeting of stockholders next held after his or her election."
Plan of Distribution, page 113

21. We note your disclosure that you agree you will not accept any offers to purchase Class A
         Interests unless the aggregate gross proceeds to you are equal to or greater than
         $50,000,000 (or such lesser amount as may be agreed by mutual consent by you and Loop
         Capital Markets LLC). Also, we note your disclosure that if you do not receive sufficient reservations to sell all of the Class A Interests being offered hereby, you may provide notice on your and other websites that this offering has been cancelled or modified. We also note disclosure referencing an escrow account and that funds will be released by the escrow agent upon confirmation by the escrow agent that... the minimum contingency for this offering has been satisfied. Please reconcile with your disclosure on the cover page that there is no minimum number of Class A Interests to be sold or minimum aggregate offering proceeds for this offering to close.
22. We note the disclosure that "upon review of the information that you provide in the account opening questionnaire, we and the City of Chicago will determine, in our sole discretion, whether you meet the criteria for investing in the Class A Interests." Please clearly disclose all criteria that will be used to determine whether a potential investor meets the criteria for investing in the Class A Interests.
23. Please clearly define who is included in the term "protected class" as referenced on page
         118.
 Ameet Patel
Bally's Chicago, Inc.
June 5, 2023
Page 5
24. Please include a discussion of how you determined the offering price, as required by Item
       505 of Regulation S-K.
Interests Eligible for Future Sale, page 118

25. Please provide an expanded description of the restrictions on transferability to explain clearly the circumstances where Class A interests may be transferred. We note your statement on the cover page that Class A Interests can only be transferred to non-
       immediate family members that qualify as residents of Chicago, Illinois that have satisfied certain other qualification criteria, as determined by you in your sole discretion. Also, clarify the reference to protected classes on page 118. Address the transfer restrictions in your risk factor disclosure.
Material U.S. Federal Income Tax Consequences to U.S. Holders, page 123

26. Your description of the tax consequences should describe clearly those consequences and not merely provide a summary. Please revise to remove the summary references. Also, please remove the disclaimer in the last paragraph on page 123 that the discussion does not constitute tax advice. Investors are entitled to rely on your disclosure. Lastly, we note the disclosure under legal matters states Latham & Watkins will be passing upon certain tax matters. Please file the tax opinion as an exhibit or advise.
Exhibits

27. Please file all material agreements as exhibits including the agreement governing your credit facility, the Oak Street Lease Agreement, the Lease Modification Agreement, the
       Intercompany Note Agreement, and the agreement with the escrow agent. You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at
202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameAmeet Patel
                                                             Division of
Corporation Finance
Comapany NameBally's Chicago, Inc.
                                                             Office of Real
Estate & Construction
June 5, 2023 Page 5
cc:       Senet Bishoff, Esq.
FirstName LastName